Filed by: Visa Inc. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Visa Inc. (Commission File No. 001-33977)

09 - 13 - 2023

VISA

Transcript of Visa Inc. Presentation

The following is a transcript of management’s discussion of the Visa Inc. Presentation dated September 13, 2023

TOTAL PAGES: 9

VISA

Transcript of Visa Inc. Presentation

CORPORATE SPEAKERS:

Jennifer Como

Visa; Head of Investor Relations

Ryan McInerney

Visa; Chief Executive Officer

PRESENTATION:

Jennifer Como:

Hello. This is Jennifer Como, Global Head of Investor Relations for Visa. I’m also joined by Visa’s Chief Executive Officer, Ryan McInerney. On September 13, we filed an 8-K that announced, among other items, that Visa is engaging with common stockholders on the subject of potential amendments to its Certificate of Incorporation.

These amendments, together with the Potential Exchange Offer Program, would have the effect of releasing transfer restrictions on portions of Visa’s Class B common stock through a programmatic and measured structure.

There are several attachments to the 8-K filing, including the proposed amendments to the Certificate of Incorporation with the form of a makewhole agreement, a question-and-answer document, and the Potential Exchange Offer Program presentation we are about to review, all of which can be found on the SEC’s website and the Investor Relations section of our website.

The transcript from this presentation will also be available on the SEC website and our website. I would like to remind you that this discussion may include forward looking statements including, but not limited to, the approval of the Certificate of Incorporation amendments, the implementation of the Potential Exchange Offer Program and future liability arising under the U.S. Covered Litigation.

All statements other than statements of historical fact could be forward looking statements, which speak only as of the date they are made, are not guarantees of future events and are subject to certain risks, uncertainties and other factors, many of which are beyond our control and are difficult to predict. Additional information concerning those factors is available in our most recent annual report on Form 10-K and any subsequent reports on Forms 10-Q and 8-K, which you can find on the SEC’s website and the Investor Relations section of our website.

VISA

Transcript of Visa Inc. Presentation

If we determine to proceed, a proxy statement and registration statement on Form S-4 will be filed with the SEC and all stockholders are encouraged to read those materials when they become available. No offer or solicitation is being made through this communication, and with that, I’d like to turn it over to Ryan to provide more details.

Ryan McInerney:

Thanks, Jennifer. On slide two, we provide an overview of the Potential Exchange Offer Program. As Jennifer just described, we are engaging with common stockholders regarding potential amendments to our Certificate of Incorporation that, together with the Potential Exchange Offer Program, would have the effect of releasing transfer restrictions on portions of Visa’s Class B common stock through a programmatic and measured structure.

At the time of Visa’s IPO, the Class B shares were created to provide protection to the Class A and Class C stockholders from certain litigation called the U.S. Covered Litigation. The Class B shares are not freely tradable until the full resolution of this litigation.

We are engaging with our common stockholders for two primary reasons.

First, the value of the Class B shares has increased significantly from approximately $8 billion to $96 billion based on the August 31st closing Class A stock price of $245.68.

Second, since the IPO, we have made significant progress in resolving the U.S. Covered Litigation, with one matter remaining. And for that one matter, we have settled claims representing approximately 90% of the payments volume and interchange at issue.

The more recent settlements have ranged from approximately 3 to 8% of the merchant’s applicable interchange. If you apply that range to all the unresolved claims, it would be $1.4 to $4 billion. We believe that the Potential Exchange Offer Program would provide benefits to all of our common stockholders. Class A and Class C stockholders would maintain economically equivalent protection to what they have today from the Class B shares through a combination of Class B shares and makewhole agreements.

VISA

Transcript of Visa Inc. Presentation

They also would receive greater certainty around the release of the Class B shares through a programmatic structure and through lock-up provisions, mitigating the potential overhang risk in the current structure. Class B stockholders would have an option for near-term liquidity and the potential for better regulatory capital treatment.

If the Board decides to pursue the Certificate of Incorporation amendments, they would be included as a proposal in a future proxy statement and would need to receive majority approval from the outstanding shares of each class of our common stock, voting separately as a class.

Moving to slide three. I’ll provide some background on our common stock share classes. Visa put in place our three-class common stock structure in connection with our restructuring and IPO more than 15 years ago. The structure was designed to protect Class A and Class C stockholders from certain liabilities from the U.S. Covered Litigation. To accomplish this, we issued the Class B shares, which were worth approximately $8 billion at the time of the IPO to cover the exposure from the U.S. Covered Litigation.

A conversion rate from Class B to Class A common stock was established at that time. Periodically, based on the Litigation Committee’s request, Visa deposits cash into a litigation escrow account from which the related settlements and judgments are paid. As this occurs, the value of the Class B shares is diluted by a corresponding amount as reflected in the conversion rate from Class B to Class A stock. This essentially acts like a share buyback. Class B shares are restricted and cannot be sold until all U.S. Covered Litigation is resolved, at which point the transfer restrictions immediately lift and the shares are freely tradable.

Over the past 15 plus years, the value of the Class B shares has increased to approximately $96 billion, based on a Class A stock price of $245.68, while a significant number of damages claims in the remaining U.S. Covered Litigation have been settled.

VISA

Transcript of Visa Inc. Presentation

Now on to slide four. I’ll walk through the mechanics of the initial Potential Exchange Offer.

As currently contemplated, it would have a few steps. First, under the potential amendments to the Certificate of Incorporation, all Class B shares would be redenominated, or renamed, as Class B-1 shares. The Class B-1 stockholders could then elect to exchange none, all, or some of their Class B-1 shares. If they choose not to participate, they would experience no change to any economic terms or transfer and convertibility restrictions of their shares.

If they decide to exchange all of their Class B-1 shares, then they would exchange 50% of their Class B-1 share value for Class B-2 shares and 50% of their Class B-1 share value for Class C shares. The Class B-2 shares would have the same transfer restrictions as the Class B-1 shares, so they could not be sold publicly until all the U.S. Covered Litigation is resolved or a portion is released through a future Exchange Offer.

As deposits are made to the escrow account, the conversion rate for the Class B-2 shares will adjust downward at twice the rate as applicable to the Class B-1 shares. Class C shares would be freely tradable, although portions will be subject to lock-up provisions to ensure a measured release of shares. The lock-up provisions permit the conversion and sale of up to one third within the first 45 days after the initial Potential Exchange Offer, up to two thirds within the first 90 days, and up to the full amount thereafter.

Participating B-1 stockholders would also each have to enter into makewhole agreements, which means that if all of the Class B-2 share value is exhausted for the U.S. Covered Litigation, then the Class B-2 owners would have to step in and make whole what the Class B stockholders would have been obligated to cover if they had not participated in the initial Potential Exchange Offer.

If the Class B-1 holders decide to exchange only some of their shares, then they would have a combination of Class B-1 shares and the remaining value would be split evenly between Class B-2 shares and Class C shares with the provisions I just described and the makewhole agreements. The appendix contains a slide that walks through examples in detail.

VISA

Transcript of Visa Inc. Presentation

Moving to slide five, we can see the mechanics of successive Potential Exchange Offers. For each of the successive Potential Exchange Offers, two primary conditions must be satisfied.

One, a reduction of 50% or more of the interchange at issue in unresolved claims for damages in the U.S. Covered Litigation, and two, more than 12 months must have elapsed since the preceding Exchange Offer. If both of these conditions are met, then Visa would consider initiating another Potential Exchange Offer, permitting up to 50% of the applicable Class B shares to be released. In this example, for the second Potential Exchange Offer, the Class B-2 stockholders could elect to exchange none, all, or some of their Class B-2 shares.

If they decide to fully participate, half of the Class B-2 value would become Class C shares and the other half would become Class B-3 shares. And as deposits are made to the escrow account, just as the Class B-2 share conversion rate is adjusted downward at twice the Class B-1 conversion rate, so would the Class B-3 share conversion rate be adjusted downward at twice the Class B-2 share conversion rate.

Participating stockholders would also have to enter into makewhole agreements with similar lock-up provisions applied to the newly available Class C shares.

On slide six, we have provided an illustrative view of the Potential Exchange Offer Program.

The mechanics of the successive Potential Exchange Offers would be very similar to the illustrative examples I just walked through, where if certain conditions are met, Visa would consider additional Exchange Offers permitting up to 50% of the applicable Class B shares to be released, and makewhole agreements and lock-up provisions would apply.

For more information about the successive Potential Exchange Offers, please review our 8-K.

VISA

Transcript of Visa Inc. Presentation

Now to slide seven. As the Board and management evaluated the Potential Exchange Offer Program, we considered a number of factors. These included:

the progress we’ve made on the U.S. Covered Litigation; ensuring that Class A and Class C stockholders maintain protection from the litigation that is economically equivalent to what they have today; the potential overhang risk for common stockholders; seeking to provide the Class B stockholders, which include Visa’s clients of all sizes, with liquidity for some of their ownership position, which they have held for more than 15 years; and we also wanted a process that allows time for us to engage with our common stockholders on the proposal before it is finalized and presented for a vote.

I’m going to spend a few minutes on some of these factors in a bit more detail, starting with the U.S. Covered Litigation.

Moving to slide eight, we have made significant progress on the litigation with one remaining matter called MDL 1720.

There are three parts to it. First, the Damages Class, which is settled and resolved. Second, the opt-outs from the Damages Class for which we have settled claims representing approximately 70% of the payments volume during the Damages Class period of 2004 to 2018. And third, the Injunctive Class, which is ongoing.

Moving to slide nine, you can see our overall progress.

Across MDL 1720, including all of our settlements we have reached, and the additional unresolved opt-outs extending to 2022, we have resolved claims representing approximately 90% of the payments volume and interchange at issue.

On slide 10, we can see that as part of resolving those claims and reaching settlements, to date, we have paid $6.4 billion from the Retro Plan.

The value of Class B shares has been adjusted downward over time as a result. The dollar amounts of recent settlements that we have reached have ranged between approximately 3% to 8% of the underlying interchange from the Damages Class period.

VISA

Transcript of Visa Inc. Presentation

Now to slide 11. The unresolved and outstanding claims represent approximately 10% of the total interchange at issue, or about $47 billion.

While we cannot estimate the actual potential future settlement amount, applying that same approximate 3% to 8% range from recent settlement payments to the outstanding figure results in an illustrative range of $1.4 to $4 billion. When we look at the merchant claims, case by case, the estimated range of remaining unadjusted damages exposure is approximately $25 to $35 billion.

This is before any legal challenge or trebling. Visa is working diligently to settle these outstanding claims. To date, no claims have settled for the full amount of the damages claimed. Visa currently has $1.6 billion in escrow for future settlements, plus, at a share price of $245.68, $96 billion of Class B share value to provide protection to Class A and C stockholders from future settlements and judgments.

With the Potential Exchange Offer Program, the $96 billion of protection could be a combination of the respective Class B shares and makewhole agreements.

On slide 12, we run through the illustrative process for a successive Potential Exchange Offer. First, we would determine the total interchange at issue in unresolved claims for damages in the U.S. Covered Litigation.

For purposes of this illustration, we’re using $47 billion. Next, we would continue to work towards the resolution of the outstanding claims, and at a future determination date, we would calculate the interchange at issue in unresolved claims. For purposes of this illustration, we’re using $23 billion. Visa would then compare those two numbers, since the unresolved claims in our example have decreased from $47 billion to $23 billion, that represents a 51% reduction. If at least one year has passed since a Potential Exchange Offer, then Visa would consider another Potential Exchange Offer.

Moving to slide 13. We believe the Potential Exchange Offer Program would provide benefits to all of our common stockholders. First, we have designed it so that Class A and Class C stockholders maintain economically equivalent protection against exposure from the remaining U.S. Covered Litigation that they have today. This is accomplished through a combination of the respective Class B shares and the makewhole agreements that stockholders who elect to participate would be required to enter into. I should also note that the Potential Exchange Offer Program would not impact our fully diluted shares outstanding.

VISA

Transcript of Visa Inc. Presentation

Second, by allowing the Class B shares to be released through a programmatic and measured structure and through the lock-up provisions in the makewhole agreements, it would mitigate the potential overhang risk from the ultimate release of our Class B shares.

And finally, it would provide liquidity to our Class B stockholders, small and large U.S. financial institutions who are also our clients. We believe that helping to strengthen our commercial relationships would provide long term value for all stockholders.

In summary, we believe that now is an appropriate time to consider a programmatic and measured release of Class B shares. If we decide to move forward, the first step to implementing the Potential Exchange Offer Program is for our Board to approve the amendments to our Certificate of Incorporation. These amendments would then need to be approved by a majority of the outstanding shares of Class A, Class B and Class C common stock, each voting separately as a class at a meeting of common stockholders to be announced if the Board decides to proceed. I will now hand it over to Jennifer to conclude.

Jennifer Como:

Thanks, Ryan. First, I would encourage investors to look at the Appendix slides for more detail on our share class structure and the Potential Exchange Offer Program. As I mentioned in the beginning, we have posted information on our Investor Relations website which we will update as necessary.

In terms of next steps, we look forward to engaging with our common stockholders over the coming months. Interested parties with questions about the presentation and the Potential Exchange Offer Program should reach out directly to Visa’s Investor Relations team. Thank you for your time.

The following is a blog posted on Visa’s website on September 13, 2023: https://usa.visa.com/visa-everywhere/blog.html

Information on Visa’s Potential Exchange Offer Program

What Visa announced

On September 13, 2023, Visa announced that we are engaging in discussions with our stockholders regarding potential amendments to our Certificate of Incorporation that would authorize Visa to conduct a Potential Exchange Offer Program that would have the effect of releasing portions of our Class B common stock. Given the complexity of the topic, we wanted to provide a simple overview of what we are discussing with stockholders, why we want to have this discussion now and how to access more information.

Some history

As part of our 2007 restructuring and subsequent IPO in 2008, Visa created a three-class common stock structure composed of Class A, B and C common stock. The Class B stock was created to provide protection to the Class A and Class C stockholders from certain pre-IPO litigation referred to as U.S. Covered Litigation. Class B shares, which are owned mostly by U.S financial institutions that include Visa’s clients, cannot be sold until final resolution of the U.S. Covered Litigation.

Over the past fifteen years, Visa has settled the vast majority of the claims in the remaining U.S. Covered Litigation; in fact, and to date, we have settled claims representing ~90% of the payments volume and interchange at issue in that litigation. Over the same timeframe, Visa has delivered strong growth across our global business and provided significant value to all stockholders, as well as merchants, consumers, and the entire payments ecosystem.

Why this makes sense now

In light of this progress and the increase in the value of Class B shares since the time of our IPO, our Board of Directors and management believe that now is the appropriate time to consider amendments to our Certificate of Incorporation, which would provide benefits to all Visa common stockholders. Those amendments would allow our Class B stockholders to participate in a Potential Exchange Offer Program.

For the initial Potential Exchange Offer, Class B stockholders would be permitted to exchange up to half of the value of their Class B shares into freely sellable shares after a short time. After the initial Potential Exchange Offer, Visa may, in its discretion, approve three successive Potential Exchange Offers if more than 12 months have passed since the previous exchange offer and after a further 50% reduction of interchange at issue in the unresolved claims for damages in U.S. Covered Litigation.

Under the proposed plan, all Class A and Class C stockholders would maintain economically equivalent protection from the U.S. Covered Litigation as they currently have. This would be accomplished through a new agreement that participating Class B stockholders would enter into, which will require them to remain responsible for the same amount of liability that exists under the current structure.

In addition, this program would enhance certainty for all stockholders by mitigating potential overhang risk. Under our current structure, all Class B shares would become freely sellable in the public market upon final resolution of the U.S. Covered Litigation. This process prudently spaces out the release of the Class B shares for the benefit of all common stockholders.

Next steps

We will be discussing this plan with our stockholders in the coming weeks and months. Importantly, if this plan moves forward, common stockholders of all Class A, B and C will ultimately have an opportunity to vote on the required amendments to the Certificate of Incorporation.

The full background and details of the plan can be accessed on our Investor Relations website (http://investor.visa.com).

Additional information

If Visa determines to propose Certificate of Incorporation amendments to its stockholders in the currently contemplated or a modified form, Visa would file with the Securities and Exchange Commission (“SEC”) a proxy statement describing the proposal and the transactions contemplated thereby. The proxy statement would be provided to Visa stockholders and would contain important information about the amendments described therein and related matters.

In addition, if Visa determines to proceed with an exchange offer with respect to any class of Class B common stock, Visa would file with the SEC a registration statement on Form S-4 to describe the terms of the transaction contemplated thereby.

This communication is not a substitute for any proxy statement, exchange offer registration statement, prospectus or other documents Visa may file with the SEC in connection with the foregoing matters. If and when Visa provides a proxy statement relating to the potential Certificate of Incorporation amendments and a registration statement relating to a potential exchange offer:

STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT AND/OR REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Any definitive proxy statement will be provided to Visa stockholders. Stockholders may obtain a free copy of any proxy statement (when available) and other documents filed by Visa at the SEC’s website at https://www.sec.gov. In addition, stockholders will be able to obtain free copies of any proxy statement (when available) and other documents filed by Visa with the SEC on Visa’s Investor Relations website at http://investor.visa.com.

Visa and certain of its executive officers and directors may be deemed to be participants in the solicitation of proxies from Visa’s stockholders. Information regarding Visa’s executive officers and directors is contained in Visa’s definitive proxy statement for its 2023 Annual Meeting of Stockholders filed with the SEC on December 1, 2022, and in its Current Reports on Form 8-K filed with the SEC on February 1, 2023, February 16, 2023, April 10, 2023 and June 20, 2023. Stockholders may obtain additional information regarding the interests of such participants by reading the Certificate of Incorporation amendments and proxy statement and other relevant materials regarding the amendments if and when they become available. These documents would be obtainable free of charge as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the potential transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to, among other things, the approval and implementation of the Certificate of Incorporation amendments and potential exchange offers discussed above, and future liability arising under the U.S. Covered Litigation. Forward-looking statements generally are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “projects,” “outlook,” “could,” “should,” “will,” “continue” and other similar expressions. All statements other than statements of historical fact could be forward-looking statements, which speak only as of the date they are made, are not guarantees of future events and are subject to certain risks, uncertainties and other factors, many of which are beyond our control and are difficult to predict.

Whether or not the Certificate of Incorporation amendments are proposed, approved or implemented, the final form of any such Certificate of Incorporation amendments is subject to a variety of factors, including, but not limited to:

•	stockholder and market reaction to the Certificate of Incorporation amendments and exchange offers;

•

the impact of global economic, political, market, health and social events or conditions, including the war in Ukraine and the sanctions and other measures being imposed in response, and the ongoing effects of the COVID-19 pandemic, including the resumption of international travel;

•	increased oversight and regulation of the global payments industry and our business;

•	the impact of government-imposed obligations and/or restrictions on international payment systems;

•	the outcome of tax, litigation and governmental investigation matters;

•	increasingly intense competition in the payments industry, including competition for our clients and merchants;

•	the proliferation and continuous evolution of new technologies and business models in the payments industry;

•	continued efforts to lower acceptance costs and challenge industry practices;

•	our ability to maintain relationships with our clients, acquirers, processors, merchants, payments facilitators, ecommerce platforms, fintechs and other third parties;

•	brand or reputational damage;

•	our exposure to loss or illiquidity due to settlement guarantees;

•	any disruption, failure, breach or cyber-attack of our networks or systems;

•	risks, uncertainties and the failure to achieve the anticipated benefits with respect to our acquisitions, joint ventures and other strategic investments; and

•	the other factors described in our filings with the SEC, including our Annual Report on Form 10-K for the year ended September 30, 2022, and our subsequent reports on Forms 10-Q and 8-K.

Except as required by law, we do not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise.

# # #